FEDERATED MUNICIPAL BOND FUND, INC.

4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

October 6, 2017

Mr. Dominic Minore

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

RE: FEDERATED MUNICIPAL BOND FUND, INC. (“Registrant” or the “Fund”)
1933 Act File No. 333-220191

Dear Mr. Minore:

The Registrant is filing this correspondence in response to your additional comments provided on October 5, 2017, related to the correspondence filing completed on October 4, 2017 with respect to its Preliminary Registration Statement on Form N-14, submitted on August 28, 2017.

Comment 1: Q&A Wrapper

With respect to Legal/Disclosure Comment 3 in the Registrant’s response letter dated October 4, 2017, we request that the underlined sentence added in the second bullet point be deleted.

•	The investment objectives, certain investment strategies and certain fundamental and non-fundamental investment limitations of FMBDF are materially different than those of NYMIF. The Adviser does not believe that any such differences will materially impact the Reorganization.

If the Registrant chooses not to delete the sentence, then additional disclosure should be added to address specifically how the differences will materially impact the Fund on a post reorganization basis.

Response: The Registrant will respond as requested and will remove the above sentence from the relevant disclosure.

Comment 2: Reasons for the Proposed Reorganization

With respect to Legal/Disclosure Comment 8 in the Registrant’s response letter dated October 4, 2017, it is noted that the comment is geared toward the actual dollar amount the Adviser will pay. Please add the actual dollar amount the Adviser is expected to pay.

Response: The Registrant discloses the estimated costs of the reorganization in which Federated New York Municipal Income Fund (NYMIF) or its shareholders are reasonably expected to bear. This includes estimated costs with respect to processing, printing and mailing the proxy materials and soliciting and tabulating the vote of NYMIF’s shareholders at its shareholder meeting, as well as brokerage expenses relating to the sale of any of NYMIF’s assets prior to the proposed Reorganization or the purchase of replacement securities. Such brokerage expenses are expected to be minimal.

The fact that Federated will pay the legal and accounting expenses is outlined in the agreement and plan of reorganization and, as such, these expenses are not viewed as costs of the reorganization with respect to NYMIF or the Fund. The Registrant is not aware of any requirement under Form N-14 to disclose costs of the Adviser not being allocated to NYMIF or the Fund. Accordingly, the Registrant respectfully declines to provide the estimated legal and accounting expenses that the Adviser is expected to pay.

Comment 3: Comparison of Investment Objectives, Policies and Risks

With respect to Legal/Disclosure Comment 11 in the Registrant’s response letter dated October 4, 2017, please add the actual disclosure stating whether or not the reorganization will materially impact shareholders of NYMIF due to their loss of the benefit of tax favored status of dividends under New York state and municipal income taxes. We are looking for actual disclosure to be added not just a confirmation.

Response: The Registrant will replace the last sentence of the second paragraph under “Comparison of Investment Objectives, Policies and Risks” with the following disclosure:

“The Adviser does not believe that any differences between the Funds’ investment objectives, policies and risks, including the loss of the benefit of tax favored status of dividends under New York state and municipal income taxes, will materially impact the Reorganization or NYMIF shareholders. Although a majority of the income distributed by FMBDF following the Reorganization will not be so exempt from New York state and municipal income taxes, a component of FMBDF’s income will be so exempt. Furthermore, the Adviser believes that NYMIF shareholders will not materially impact shareholders as they will be merged into a nationally diversified, municipal bond portfolio with stronger overall long-term performance and greater prospects for long-term growth.

Comment 4: Comparison of Investment Objectives, Policies and Risks

With respect to Legal/Disclosure Comment 12 in the Registrant’s response letter dated October 4, 2017, please add the disclosure response regarding duration to the actual document.

Response: The Registrant will add the following disclosure to the description of NYMIF’s investment strategy:

“The Adviser may lengthen or shorten duration from time to time based on its interest rate outlook, but the Fund has not set duration parameters.”

Comment 5: Purchase, Redemption and Exchange Procedures.

With respect to Legal/Disclosure Comment 19 in the Registrant’s response letter dated October 4, 2017, please reference a correspondence filing dated September 1, 2017 on behalf of Federated MDT Equity Trust and add any relevant disclosure related to conform to N-1A Item 11.

Response: The Registrant will add the following disclosure to the “Redemptions and Exchanges” section:

“Redemption proceeds normally are wired or mailed within one business day after receiving a timely request in proper form.  Depending upon the method of payment, when shareholders receive redemption proceeds can differ.  Payment may be delayed for up to seven days under certain circumstances.

The Funds intend to pay Share redemptions in cash. To ensure that the Funds have cash to meet Share redemptions on any day, the Funds typically expect to hold a cash or cash equivalent reserve or sell portfolio securities if consistent with the management of the Funds.

In unusual or stressed circumstances, the Funds may generate cash in the following ways:

•	Inter-fund Borrowing and Lending. The SEC has granted an exemption that permits the Funds and all other funds advised by subsidiaries of Federated Investors, Inc. (“Federated funds”) to lend and borrow money for certain temporary purposes directly to and from other Federated funds. Inter-fund borrowing and lending is permitted only: (a) to meet shareholder redemption requests; (b) to meet commitments arising from “failed” trades; and (c) for other temporary purposes. All inter-fund loans must be repaid in seven days or less.

•	Committed Line of Credit. The Funds participate with certain other Federated funds, on a joint basis, in an up to $500,000,000 unsecured, 364-day, committed, revolving line of credit (“LOC”) agreement. The LOC was made available to finance temporarily the repurchase or redemption of shares of the funds, failed trades, payment of dividends, settlement of trades and for other short-term, temporary or emergency general business purposes. The Funds cannot borrow under the LOC if an inter-fund loan is outstanding.

•	Redemption in Kind. Although the Funds intend to pay Share redemptions in cash, they reserve the right to pay the redemption price in whole or in part by an “in-kind” distribution of the Funds’ portfolio securities. Because the Funds have elected to be governed by Rule 18f-1 under the 1940 Act, the Funds are obligated to pay Share redemptions to any one shareholder in cash only up to the lesser of $250,000 or 1% of the net assets represented by such Share class during any 90-day period. Redemptions in kind are made consistent with the procedures adopted by the Funds’ Boards, which generally include distributions of a pro rata share of the Funds’ portfolio assets.”

Comment 6: Cost of the Reorganization

(the Registrant notes that in the correspondence letter dated October 4, 2017, there are two “comment 20” listed. This comment refers to the second “comment 20”.)

With respect to Legal/Disclosure Comment 20 in the Registrant’s response letter dated October 4, 2017, please make clear in the statement that the foregoing summary summarized all material terms of the Plan. If it does not, then please expand to include any material terms that are missing from the disclosure.

Response: The Registrant will add the following disclosure:

“The foregoing summary summarizes all material terms of the Plan.”

If you have any questions, please do not hesitate to contact me at (412) 288-8652.

Very truly yours,

/s/ M. Allison Miller

M. Allison Miller

Senior Paralegal